===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 14D-9
                              (AMENDMENT NO. 1)

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                           RELIANCE ELECTRIC COMPANY
                           (Name of Subject Company)

                           RELIANCE ELECTRIC COMPANY
                      (Name of Person(s) Filing Statement)

                 Class A Common Stock, Par Value $.01 Per Share
       Including The Associated Series A Preferred Stock Purchase Rights
                         (Title of Class of Securities)

                                   759458102
                     (CUSIP Number of Class of Securities)

                            William R. Norton, Esq.
                 Vice President, General Counsel and Secretary
                           Reliance Electric Company
                            6065 Parkland Boulevard
                             Cleveland, Ohio 44124
                                 (216) 266-5800
 (Name, address and telephone number of person(s) authorized to receive notice and communications on behalf of the person(s) filing statement)

                                   Copies to:

            Michael L. Miller, Esq.            Joseph B. Frumkin, Esq.
            Calfee, Halter & Griswold          Sullivan & Cromwell
            800 Superior Avenue, Suite 1800    125 Broad Street
            Cleveland, Ohio 44114              New York, New York 10004
            (216) 622-8200                     (212) 558-4000

===============================================================================

   This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, dated November 3, 1994, (the "Schedule 14D-9"), filed by Reliance Electric Company, a Delaware corporation (the "Company"), relating to the tender offer disclosed in the
Schedule 14D-1, dated October 21, 1994 (the "Schedule 14D-1"), of the bidder, ROK Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Rockwell International Corporation, a Delaware corporation ("Rockwell"), to purchase all of the outstanding Shares upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 21, 1994, and the related Letter of Transmittal (together, the "Offer"). Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-9.

ITEM 8.      ADDITIONAL INFORMATION TO BE FURNISHED.

             Item 8 is hereby amended and supplemented by adding thereto the following:

             (f) ADDITIONAL INFORMATION. On November 7, 1994 the
             Company received a letter (the "November 7 Letter") from Rockwell stating that it was delivering a proposed merger agreement to the Company's counsel. In the November 7 Letter, Rockwell indicated that it was prepared to sign the proposed merger agreement, recognized the $50 million break-up fee payable by the Company to General Signal pursuant to the Reliance-General Signal Merger Agreement and suggested that the Company arrange with General Signal for its payment and the termination of the Reliance-General Signal Merger Agreement concurrently with signing the proposed merger agreement with Rockwell. Copies of the November 7 Letter, the proposed merger agreement and the Company's press release issued in response to the November 7 Letter are filed as Exhibits 18, 19 and 20, respectively, and are incorporated herein by reference.


ITEM 9.      MATERIAL TO BE FILED AS EXHIBITS.

             Item 9 is hereby amended and supplemented by adding thereto the following:

Exhibit No.                           Exhibit                          Page No.
- -----------                           -------                          --------

Exhibit 18 --           Letter dated November 7, 1994 from
                        Rockwell to the Company

Exhibit 19 --           Proposed Agreement and Plan of Merger
                        by and between the Company and Rockwell


Exhibit 20 --           Press Release, dated November 7, 1994, of
                        the Company

                                        -1-

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 1994
                                          RELIANCE ELECTRIC COMPANY



                                          By: /s/ John C. Morley
                                              --------------------------
                                              Name: John C. Morley
                                              Title: President and Chief
                                                     Executive Officer